CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

(Expressed in thousands of Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Northern Dynasty Minerals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a consolidated net loss of $16 million during the year ended December 31, 2018 and, as of that date, the Company’s consolidated deficit was $487 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2019

We have served as the Company's auditor since 2009.

Page | 2

Northern Dynasty Minerals Ltd.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2018	2017

ASSETS

Non-current assets
Restricted Cash	6(b)	$830	$757
Mineral property, plant and equipment	4	144,835	133,711
Total non-current assets		145,665	134,468

Current assets
Amounts receivable and prepaid expenses	5	1,387	994
Cash and cash equivalents	6(a)	14,872	67,158
Total current assets		16,259	68,152

Total Assets		$161,924	$202,620

EQUITY

Capital and reserves
Share capital	7	$517,327	$513,304
Reserves		117,796	95,168
Deficit		(486,913)	(470,971)
Total equity		148,210	137,501

LIABILITIES

Non-current liabilities
Non-refundable early option price installment	3(a)	–	47,149
Trade and other payables	9	7,194	6,650
Total non-current liabilities		7,194	53,799

Current liabilities
Payables to related parties	8	585	1,052
Trade and other payables	9	5,935	10,268
Total current liabilities		6,520	11,320

Total liabilities		13,714	65,119

Total Equity and Liabilities		$161,924	$202,620

Commitments (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company’s behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

Page | 3

Northern Dynasty Minerals Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2018	2017

Expenses
Exploration and evaluation expenses	4, 11	$50,409	$22,594
General and administrative expenses	11	8,652	9,384
Legal, accounting and audit		2,419	26,358
Share-based compensation	7(d)-(f)	4,734	5,858
Loss from operating activities		66,214	64,194
Foreign exchange (gain) loss		(807)	1,133
Interest income		(684)	(462)
Other income		(21)	–
Gain on sale of royalty	3(b)	(31)	–
Receipt of royalty income	3(b)	(617)	–
Recognition of non-refundable early option price installment	3(a)	(48,097)	–
Loss before tax		15,957	64,865
Deferred Income tax (recovery) expense		–	–
Net loss		$15,957	$64,865

Other comprehensive (income) loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	4, 7(g)	(10,752)	8,299
Other comprehensive (income) loss		$(10,752)	$8,299

Total comprehensive loss		$5,205	$73,164

Basic and diluted loss per common share	10	$0.05	$0.22

The accompanying notes are an integral part of these consolidated financial statements.

Page | 4

Northern Dynasty Minerals Ltd.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2018	2017

Operating activities
Net loss		$(15,957)	$(64,865)
Non-cash or non operating items
Depreciation		234	176
Gain on sale of royalty		(31)	–
Interest income		(684)	(462)
Non-current legal fees payable		–	6,865
Non-refundable early option price installment		(48,097)	–
Share-based compensation		4,734	5,858
Unrealized exchange loss		(561)	511
Changes in working capital items
Restricted cash	6(b)	–	(796)
Amounts receivable and prepaid expenses		(123)	(317)
Trade and other payables		(3,496)	9,618
Payables to related parties		(121)	393

Net cash used in operating activities		(64,102)	(43,019)

Investing activities
Acquisition of plant and equipment		(20)	(473)
Proceeds from sale of royalty		31	–
Interest received on cash and cash equivalents		641	414
Net cash from (used in) investing activities		652	(59)

Financing activities
Net proceeds from private placement of special warrants	7(b)	7,943	–
Net proceeds from bought deal financing	7(b)	–	45,887
Cash settlement of equity-settled restricted share units	7(f)	–	(1,098)
Withholding taxes paid on equity-settled restricted share units	7(f)	(7)	(30)
Non-refundable early option price installment	3(a)	–	48,308
Proceeds from the exercise of share purchase options	7(c)-(d)	408	1,803
Proceeds from the exercise of warrants	7(c)	2,248	9,817
Net cash from financing activities		10,592	104,687

Net (decrease) increase in cash and cash equivalents		(52,858)	61,609
Effect of exchange rate fluctuations on cash and cash equivalents		572	(1,647)
Cash and cash equivalents - beginning balance		67,158	7,196

Cash and cash equivalents - ending balance	6(a)	$14,872	$67,158

Supplementary cash flow information (note 6(a))

The accompanying notes are an integral part of these consolidated financial statements.

Page | 5

Northern Dynasty Minerals Ltd.

Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 7(a)	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	Total equity

Balance at January 1, 2017		270,869,561	$452,132	$58,926	$36,233	$(2)	$7,664	$(406,106)	$148,847
Shares issued pursuant to bought deal financing, net of transaction costs	7(b)	20,240,000	45,887	–	–	–	–	–	45,887
Shares issued on exercise of options per option plan	7(d)	1,277,200	1,756	–	–	–	–	–	1,756
Shares issued on exercise of options not under option plan	7(c)	118,800	47	–	–	–	–	–	47
Shares issued upon exercise of warrants	7(c)	15,710,201	9,817	–	–	–	–	–	9,817
Shares issued pursuant to restricted share unit plan	7(f)	22,094	49	(49)	–	–	–	–	–
Cash settlement of tax on issue of equity-settled restricted share units	7(f)	–	–	(30)	–	–	–	–	(30)
Cash settlement of equity-settled restricted share units	7(f)	–	–	(1,098)	–	–	–	–	(1,098)
Fair value allocated to shares issued on options exercised per plan	7(d)	–	822	(822)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	7(c)	–	44	–	–	–	(44)	–	–
Fair value and costs transferred to share capital on exercise of warrants	7(c)	–	2,750	–	–	–	(2,750)	–	–
Fair value transferred to reserve on expiry of warrants	7(c)	–	–	38	–	–	(38)	–	–
Share-based compensation	7(d)-(f)	–	–	5,439	–	–	–	–	5,439
Net loss		–	–	–	–	–	–	(64,865)	(64,865)
Other comprehensive loss net of tax		–	–	–	(8,299)	–	–	–	(8,299)
Total comprehensive loss									(73,164)

Balance at December 31, 2017		308,237,856	$513,304	$62,404	$27,934	$(2)	$4,832	$(470,971)	$137,501

Balance at January 1, 2018		308,237,856	$513,304	$62,404	$27,934	$(2)	$4,832	$(470,971)	$137,501
Effect of change in accounting policy for IFRS 9	2(c)	–	–	–	–	(15)	–	15	–
Balance at January 1, 2018 - as restated		308,237,856	$513,304	$62,404	$27,934	$(17)	$4,832	$(470,956)	$137,501
Shares issued on exercise of options per option plan	7(d)	800,499	408	–	–	–	–	–	408
Shares issued upon exercise of warrants	7(c)	3,944,759	2,248	–	–	–	–	–	2,248
Shares issued pursuant to restricted share unit plan	7(f)	434,742	322	–	–	–	–	–	322
Fair value allocated to shares issued on options exercised per plan	7(d)	–	210	(210)	–	–	–	–	–
Fair value and costs allocated to share capital on exercise of warrants	7(c)	–	835	–	–	–	(835)	–	–
Cash settlement of tax on issue of equity-settled restricted share units	7(f)	–	–	(7)	–	–	–	–	(7)
Special warrants issued net of transaction costs	7(b)	–	–	–	–	–	8,192	–	8,192
Share-based compensation	7(d)-(f)	–	–	4,751	–	–	–	–	4,751
Net loss		–	–	–	–	–	–	(15,957)	(15,957)
Other comprehensive income net of tax		–	–	–	10,752	–	–	–	10,752
Total comprehensive income									(5,205)

Balance at December 31, 2018		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$(486,913)	$148,210

The accompanying notes are an integral part of these consolidated financial statements.

Page | 6

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Exchange (“NYSE American”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements (“Financial Statements”) of the Company as at and for the year ended December 31, 2018, include financial information for the Company and its subsidiaries (note 2(d)) (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2018, the company raised net proceeds of $8,192 from a private placement of special warrants (note 7(b)) and $2,656 from the exercise of share purchase options and warrants (notes 7(c)-(d))

As at December 31, 2018, the Group has $14,872 in cash and cash equivalents for its operating requirements. For the years ended December 31, 2018 and 2017, the Group incurred a net loss of $15,957 and $64,865, respectively, and had a deficit $486,913 as at December 31, 2018. In the current year, income relating to the non-refundable early option price installment was recognized on the termination of the framework agreement (note 3(a)). Subsequent to the reporting period, the Group completed a bought deal financing for gross proceeds of US$11,500 (note 15(c)) and a private placement for gross proceeds of $3,242 (US$2,412) (note15(d)). The Group has prioritized the allocation of its financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project and for working capital requirements. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Partnership initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act, by filing documentation for a Clean Water Act 404 permit with the US Army Corps of Engineers (“USACE”) in December 2017. The USACE published a draft Environmental Impact Statement (“DEIS”) in February 2019 and is facilitating a formal consultation and public comment process with respect to the DEIS from March 1 through May 30, 2019.

Page | 7

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) that are effective for the Group’s reporting for the year ended December 31, 2018. These Financial Statements were authorized for issue by the Board of Directors on March 29, 2019.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as fair value through other comprehensive income, which are stated at their fair value (notes 2(f)). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements with exception to the changes to accounting policies noted below.

(c)	Changes in Accounting Standards

New and amended IFRS standards that are effective for the current year

Financial Instruments

On January 1, 2018, the Group adopted IFRS 9, Financial Instruments (“IFRS 9”) which replaced IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 became effective for annual periods beginning on or after January 1, 2018.

IFRS 9 did not impact the Group’s classification and measurement of its financial instruments except for equity investments as described below. There have been no changes to the carrying value of the Group’s financial instruments at the transition date. The Group has taken an exemption not to restate comparatives for prior periods with respect to the classification and measurement requirements of IFRS 9. Accordingly, comparative information for 2017 is presented under IAS 39.

A summary of significant changes in IFRS 9 is as follows:

•	IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Group’s business model for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. IFRS 9 eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available-for-sale. The change did not impact the carrying amounts of any of the Group’s financial assets on the transition date.

•	In respect to financial liabilities, IFRS 9 retains most of IAS 39’s requirements for classification and measurement of financial liabilities.

•	The Group designated its marketable securities, which although nominal in value, as financial assets at fair value through other comprehensive income (“FVTOCI”), and will continue to be recorded at fair value. Subsequent changes in fair value however, will be only recognized in other comprehensive income (loss) and will not be transferred into income (loss) upon disposition. Accordingly, on January 1, 2018, the Group reclassified $15 of impairment losses recognized in prior years on its marketable securities that it continues to own, from opening deficit to the investment revaluation reserve in accumulated other comprehensive income (loss). With the adoption of IFRS 9, the net change in fair value of marketable securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net (loss) income in the Consolidated Statements of Comprehensive Loss.

Page | 8

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Other

The Group also adopted the following standards and annual improvements that became effective January 1, 2018:

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, which supersedes IAS 18, Revenue (“IAS 18”), establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas IAS 18 required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer.

•	Annual Improvements to IFRS standards 2014-2016 Cycle

The standard and annual improvements did not have an impact on the Financial Statements.

(d)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Ownership
3537137 Canada Inc. [1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Limited Partnership. Ownership and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Limited Partnership.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
U5 Resources Inc.	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc.	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL Subco Ltd.	100% (indirect)
Imperial Gold Corporation	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta Minerals Inc.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold Corporation.	100% (indirect)

Page | 9

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes:

1.	Holds a 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Both entities together hold 2,402 claims comprising the Pebble Project.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

Page | 10

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Financial Instruments

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVTOCI”) (debt / equity investment); or fair value through profit or loss (“FVTPL”). A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Classification of financial assets

Amortized cost

For a financial asset to be measured at amortized cost, it needs to meet both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets at amortized cost comprise of restricted cash, amounts receivable, and cash and cash equivalents.

Fair value through other comprehensive income (“FVTOCI”)

For a debt investment to be measured at FVTOCI, it needs to meet both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity instruments at FVTOCI

On initial recognition, the Group may irrevocably elect to present subsequent changes in the instrument’s fair value in other comprehensive income (“OCI”) provided it is not held for trading. This election is made on an investment-by-investment basis.

The Group’s marketable securities, which although nominal in value, have been designated as at FVTOCI.

Fair Value through profit or loss (“FVTPL”)

All financial assets not classified as measured at amortised cost or FVTOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Page | 11

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortized cost is reduced by impairment losses (see below). Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Debt investments at FVTOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVTOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as FVTOCI, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

Financial liabilities

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise of trade and other payables and payables to related parties.

All financial liabilities that are not held for trading or designated as at FVTPL are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities.

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Page | 12

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation (“E&E”) assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;
•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

(h)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Page | 13

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Residual values and estimated useful lives are reviewed at least annually.

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in income (loss) for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. The Group has not recorded any impairment charges in the years presented.

(j)	Share Capital, Special Warrants and Warrants

Common shares, special warrants and warrants are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options, special warrants and warrants are recognized as a deduction from equity, net of any tax effects. Where units comprising of common shares and warrants are issued the proceeds and any transaction costs are apportioned between the common shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into common shares, the carrying amount, net of a pro rata share of the transaction costs, is transferred to common share capital.

(k)	Share-based Payment Transactions

Equity-settled share-based Option Plan

The Group operates an equity-settled share-based option plan for its employees and service providers (note 7(d)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the “Equity Reserve”). An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight line basis over the vesting period, with a corresponding increase in the Equity Reserve. The fair value of share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Deferred Share Unit (“DSU”) Plan

The Group has a DSU plan for its non-executive directors. The Group determines whether to account for DSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of DSUs granted is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability is raised if cash-settled at grant date.

The fair value is estimated using the TSX quoted market price of the Company’s common shares at grant date and expensed over the vesting period as share-based compensation in income (loss) until they are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

Restricted Share Unit (“RSU”) Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity –settled or a liability is raised if cash settled at grant date.

The fair value is estimated using the number of RSUs and the quoted market price of the Company’s common shares at the grant date. It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve. If cash-settled, the expense and liability are adjusted each reporting period for changes in the quoted market value of the Company’s common shares.

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in income (loss).

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is not significant. As a condition for the issue of the Miscellaneous Land Use Permit at the Pebble Project, the Pebble Partnership has posted a bond with the Alaskan regulatory authorities as performance guarantee for any potential reclamation liability (note 6(b)).

(n)	Loss per Share

The Group presents basic and diluted loss per share information for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.	The Group uses the Black-Scholes option pricing model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate. The weighted average assumptions applied are disclosed in Note 7(d).
2.	Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense that is included in the loss for the year and the composition of any deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

1.	In terms of IFRS 6, Exploration for and Evaluation of Mineral Resources, management determined that there were no circumstance and facts that indicated that testing the Group’s mineral property interest (“MPI”) for impairment was necessary.
2.	Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) in determining the functional currency of the parent and its subsidiaries, the Group used judgment in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.
3.	The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing and future available financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

(q)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2019

•	IFRS 16, Leases (“IFRS 16”)

IFRS 16, which replaces IAS 17, Leases, applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model requiring the recognition of right-of-use assets (“ROU assets”) and lease liabilities for all leases, with limited exceptions for short-term leases (twelve months or less) or leases of low value assets. Lessor accounting remains similar to current accounting practice.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

IFRS 16 prescribes the accounting policies and disclosures applicable to leases, both for lessees and lessors.

The Group will adopt IFRS 16 at the effective date being January 1, 2019 and has elected to apply the modified retrospective approach in which comparatives are not restated and ROU assets are measured at amounts equal to the associated lease liabilities. The Group has also elected to apply the available exemptions permitted by IFRS 16 to recognize a lease expense on a straight line basis for short-term leases (twelve months or less) and low value assets. The Group has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

Upon the adoption of IFRS 16, although the Group expects to recognize certain ROU assets and lease liabilities, the Group is still assessing the impact on its financial statements.

3.	OTHER INCOME ITEMS

(a)	Non-Refundable Early Option Price Installment (“Early Option Price Installment”)

In December 2017, the Group and First Quantum Minerals Ltd. (“First Quantum”) (the “parties”) entered into a framework agreement which contemplated that an affiliate of First Quantum would execute an option agreement to earn a 50% interest in the Pebble Partnership. The Group received an early option price installment payment of US$37,500 ($48,751) in December 2017, which was to be applied solely for progressing with permitting of the Pebble Project.

In May 2018, the framework agreement was terminated, as the parties were unable to reach an agreement on the option and partnership transaction as contemplated therein. The Group as a result has recognized the early option price installment as income in loss (income) for the year.

(b)	Sale of Royalty

During the year ended December 31, 2018, the Group completed the sale of a net proceeds interest royalty held by the Group on a non-core property, and which was carried at a nominal value, to a third party for proceeds net of withholding taxes of US$24 ($31). Pursuant to the transaction, the Group received accrued and outstanding royalty income of US$477 ($617).

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2018	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$112,541	$1,354	$113,895
Additions	–	20	20
Ending balance	112,541	1,374	113,915

Accumulated depreciation
Beginning balance	–	(734)	(734)
Depreciation [2]	–	(234)	(234)
Ending balance	–	(968)	(968)

Foreign currency translation difference	31,641	247	31,888

Net carrying value – Ending balance	$144,182	$653	$144,835

Year ended December 31, 2017	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$112,541	$881	$113,422
Additions	–	473	473
Ending balance	112,541	1,354	113,895

Accumulated depreciation
Beginning balance	–	(558)	(558)
Depreciation [2]	–	(176)	(176)
Ending balance	–	(734)	(734)

Foreign currency translation difference	20,361	189	20,550

Net carrying value – Ending balance	$132,902	$809	$133,711

Notes to tables:

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2018	2017
Sales tax receivable	$69	$96
Amounts receivable	769	487
Prepaid expenses	549	411
Total	$1,387	$994

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2018	2017
Business and savings accounts	$14,872	$62,830
Guaranteed Investment Certificates	-	4,328
Total	$14,872	$67,158

Supplementary cash flow information

Non-cash investing and financing activities:

In the year ended December 31, 2018:

•	434,742 common shares were issued to settle the payout of vested RSUs (note 7(f))
•	With the special warrant financing in December 2018 (note 7(b)), a cheque received for $249 for the purchase of 300,000 special warrants was only deposited after the reporting period on January 7, 2019.

(b)	Restricted Cash

The Group has a cash deposit of US$600 ($830) with a United States financial institution, which has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The Group invested the cash in short-term US treasury bills which matured in February 2018 and currently has invested the cash in a money market fund. Total income of $8 (2017 – $nil) has been recognized for the year which has been re-invested.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2018, the authorized share capital comprised an unlimited (2017 – unlimited) number of common shares with no par value.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Financings

December 2018

In December 2018, the Group completed a private placement of 10,150,322 special warrants (the “Special Warrants”) at a price of $0.83 (US$0.62) per Special Warrant for gross proceeds of $8,424. After transaction costs of $232, the Group raised net proceeds of $8,192. Subsequent to the reporting period, the Special Warrants converted into common shares (note 15(b)).

January 2017

In January 2017, the Group completed a bought deal offering of 20,240,000 common shares at US$1.85 per common share for gross proceeds of US$37,444 ($49,067). After transactions costs of $3,180, including a 5% commission paid to the underwriters, the Group raised net proceeds of $45,887.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one common share, for the year ended December 31, 2018 and 2017 respectively:

Continuity	Number of Cannon Point Options (note 1)	Number of Mission Gold warrants (note 1)	Number of warrants - Other (note 2)	Total
Beginning Balance	446,500	14,160,374	39,396,410	54,003,284
Exercised	(118,800)	(4,172,004)	(11,538,197)	(15,829,001)
Expired	–	(2,862,724)	–	(2,862,724)
Balance December 31, 2017	327,700	7,125,646	27,858,213	35,311,559
Exercised	–	(3,160,945)	(783,814)	(3,944,759)
Balance December 31, 2018	327,700	3,964,701	27,074,399	31,366,800

Weighted averages per option/warrant:
As at December 31, 2018
Exercise price	$0.38	$0.55	$0.65	$0.63
Remaining life in years	2.47	1.52	2.44	2.33

As at December 31, 2017:
Exercise price	$0.38	$0.55	$0.65	$0.63
Remaining life in years	3.48	2.52	3.44	3.26

Notes to table:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. (“Cannon Point”) and Mission Gold Ltd. (“Mission Gold”) in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company.

2.	Warrants were issued pursuant to the June 2016 prospectus and July 2016 private placement financings.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information for non-incentive options as at December 31, 2018 and 2017 respectively:

Options outstanding	2018		2017
Exercise prices ($)	Number of options	Weighted average remaining life (years)	Number of options	Weighted average remaining life (years)
0.29	37,600	5.94	37,600	6.94
0.37	103,400	1.55	103,400	2.55
0.40	186,700	2.29	186,700	3.29
	327,700	2.47	327,700	3.48

(d)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the “2017 Rolling Option Plan”) is based on the maximum number of eligible shares (including any issuances from the Group’s RSU and DSU plans ) equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the 2017 Rolling Option Plan, if outstanding share purchase options (“options”) are exercised and the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

The following is reconciles the Group’s options outstanding for the year ended December 31, 2018 and 2017 respectively:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	15,861,131	0.92
Granted	5,808,000	1.75
Expired	(508,100)	2.88
Exercised	(1,277,200)	1.38
Forfeited	(19,000)	0.49
Cancelled	(17,400)	1.75
Balance December 31, 2017	19,847,431	1.08
Granted	5,635,000	0.76
Expired	(18,500)	0.50
Exercised	(800,499)	0.51
Forfeited	(32,500)	1.44
Cancelled	(24,200)	1.51
Balance December 31, 2018	24,606,732	1.03

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

During the year ended December 31, 2018, the Group granted 250,000 (2017 – 133,200) options to consultants for advisory and administrative consulting services. The Group determined that given the nature of the services being provided and that are continued to be provided to the Group, it could not determine the fair value of these services reliably. As a consequence, the Group estimated the value of these services approximated the fair value of the options granted, which based on the Black-Scholes option pricing model at December 31, 2018, was $83 (2017 - $90).

The weighted average fair value for options granted during the year ended December 31, 2018, was estimated at $0.54 (2017 – $1.19) per option using the Black-Scholes option pricing model with the following assumptions:

Weighted Average Assumptions	2018	2017
Risk-free interest rate	2.21%	1.54%
Expected life	4.25 years	4.51 years
Expected volatility [1]	95.60%	93.82%
Grant date share price	$0.78	$1.74
Expected dividend yield	Nil	Nil

Note:

1.	Expected volatility is based on the historical and implied volatility of the Company’s share price on the TSX.

For the year ended December 31, 2018, the Group recognized share-based compensation (“SBC”) of $4,656 (2017 – $5,092) for options.

Details of options exercised during the current and prior year were as follows:

Year ended December 31, 2018	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2018	33,000	0.69	2.00
June 2018	11,000	0.50	0.75
July 2018	39,500	0.50	0.68
August 2018	33,500	0.50	0.75
September 2018	25,333	0.50	0.71
October 2018	650,666	0.50	0.70
November 2018	7,500	0.76	1.00
	800,499	0.51	0.76

Page | 23

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Year ended December 31, 2017	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2017	502,200	1.60	3.70
February 2017	484,000	1.65	3.15
April 2017	15,000	0.89	2.03
May 2017	223,000	0.51	2.40
July 2017	10,000	0.50	1.78
September 2017	3,000	0.50	2.28
November 2017	40,000	0.50	2.56
	1,277,200	1.38	3.19

The following tables summarizes information about the Group’s options as at December 31, 2018 and 2017 respectively:

Options outstanding	2018		2017
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	2.21	450,000	3.21
0.49	6,034,000	2.26	6,058,000	3.26
0.50	2,323,332	1.81	3,107,831	2.30
0.72	200,000	0.71	200,000	1.71
0.76	5,620,000	3.85	–	–
0.89	1,125,000	0.29	1,125,000	1.29
1.75	5,744,400	3.10	5,796,600	4.09
1.77	3,110,000	0.16	3,110,000	1.16
	24,606,732	2.41	19,847,431	2.89

Page | 24

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Options exercisable	2018		2017
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	2.21	450,000	3.21
0.49	6,034,000	2.26	4,001,340	3.26
0.50	2,323,332	1.81	3,107,831	2.30
0.72	200,000	0.71	200,000	1.71
0.76	2,810,000	3.85	–	–
0.89	1,124,998	0.29	1,099,998	1.29
1.75	3,829,600	3.10	1,936,000	4.08
1.77	3,110,000	0.16	3,110,000	1.16
	19,881,930	2.14	13,905,169	2.51

The weighted average exercise price for exercisable options as at December 31, 2018 was $1.00 (December 31, 2017 – $0.99) per option.

(e)	Deferred Share Units (“DSUs”)

The Group has a DSU plan approved by the Group’s shareholders in 2015 which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and also provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 2% of the issued and outstanding common shares (“Shares”) from time to time provided the total does not result in the total Shares issuable under all the Group’s share-based compensation plans (i.e. including Share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding Shares. DSUs are payable when the non-executive director ceases to be a director including in the event of death. DSUs may be settled in Shares issued from treasury, by the delivery to the former director of Shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

In the year ended December 31, 2018, there were no new grants of DSUs. At December 31, 2018, a total of 458,129 DSU were outstanding (2017 – 458,129).

Page | 25

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Restricted Share Units (“RSUs”)

The following reconciles RSUs outstanding for the year ended December 31, 2018 and 2017 respectively:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance	639,031	0.69
Granted (ii)(iii)	542,371	2.24
Cash settled (iv)	(639,031)	0.69
Withheld (iii)	(13,782)	2.23
Shares issued (iii)	(22,094)	2.23
Balance December 31, 2017	506,495	2.24
Granted (i)	125,000	0.78
Shares issued (ii)	(434,742)	0.68
Balance December 31, 2018	196,753	1.27

Notes

(i)	The Group’s Compensation Committee (the “Comp Committee”) granted the RSUs on August 9, 2018, to an officer of the Group with an expiry date of December 2021 and an initial one-year vesting period from date of grant. In January 2019, the Comp Committee agreed with management that it was in the best interest of the Group to accelerate the vesting period to January 28, 2019. The Group has determined that this grant should be accounted for as cash-settled given the cash settlement of a previous grant. Accordingly, during the period, the Group has recognized $80 as SBC with a corresponding increase in the RSU liability for this grant based on the quoted market value of the Company’s common shares as of the reporting date. At the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the quoted TSX closing price for shares multiplied by the number of RSUs that will vest and be converted into common shares, and amortized over the vesting period of the RSUs, with any change in fair value charged to share-based compensation. Subsequent to the reporting period, the RSU’s were settled by the Group (note 15(a)).

(ii)	On July 30, 2018, the Group settled RSUs treated as cash-settled by issuing 434,742 shares. Accordingly, the Group transferred $322 from the RSU liability to equity. The Group had granted the RSUs in the prior year on July 27, 2017 and had treated the grant as cash-settled given that a previous grant to the same individuals was settled in cash (see (iv)).

(iii)	Includes RSUs granted on July 27, 2017 (see (ii)) and 107,629 RSUs granted on September 15, 2017. The September grant vested 1/3 on grant date and 1/3 in September 2018. The remaining 1/3 will vest in September 2019. On grant date, the Group has treated the September grant as equity-settled as the terms of the grant stipulated that payment would be in shares. For the year ended December 31, 2018, the Group determined the tax obligation on vesting of the second tranche of the RSUs as $7. In 2017, the Group had withheld 13,782 RSUs to settle and pay the tax obligations of $30 and issued the balance in shares. Subsequent to the reporting period, the second tranche of RSU’s were settled by the Group (note 15(a)).

(iv)	The Group settled the payout of 639,031 RSUs by making a cash payment of $1,098, which was based on the 5-day average of TSX closing prices for shares up to July 11, 2017 of $1.72 per RSU pursuant to the terms of the RSU Plan. The Group recognized this payment as a decrease in the SBC Reserve.

Page | 26

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

During the year ended December 31, 2018, for RSUs classified as equity-settled, the Group recognized $96 (2017 – $347) as SBC with a corresponding increase in the SBC Reserve. For RSUs classified as cash-settled, the Group recognized a decrease of $17 (2017 – $419) in SBC over the same period with a corresponding decrease (2017 – increase) in the RSU liability.

(g)	Foreign Currency Translation Reserve

	December 31	December 31
	2018	2017
Beginning balance	$27,934	$36,233
Foreign exchange translation differences incurred:
Gain (loss) on translation of foreign subsidiaries	10,752	(8,299)
Ending balance	$38,686	$27,934

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	December 31	December 31
Payables to related parties	2018	2017
Hunter Dickinson Services Inc. (b)	$401	$540
Key management personnel (a)	104	93
RSU liability	80	419
Total payables to related parties	$585	$1,052

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(d)). Details between the Group and other related parties are disclosed below:

Page | 27

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(a)	Transactions and Balances with Key Management Personnel (“KMP”)

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer (“CFO”), Company Secretary, Executive Vice President (“EVP”), Environment and Sustainability, Vice President (“VP”), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership (“PLP”) senior management including the Chief Executive Officer (“PLP CEO”), Executive VP (“EVP”), Public Affairs, Senior VP (“SVP”), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp (“PMC Chair”), was as follows for each of the years ended December 31:

Transactions	2018	2017
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$2,595	$3,306
Amounts paid and payable to KMP [2]	3,991	2,438
Bonuses paid to KMP [3]	1,430	1,660
	8,016	7,404
Share-based compensation [4]	3,681	4,650
Total compensation	$11,697	$12,054

Notes to previous table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. (“HDSI”) (refer (b)).

2.	Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO, PMC Chair and PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI (“HDUS”). The Group reimburses HDUS for costs incurred.

3.	In 2018 incentive bonuses were paid to the EVP, Environment and Sustainability, VP, Corporate Communications, SVP, Engineering and VP Permitting and a performance bonus was paid to the PLP CEO for the 2017 fiscal year. In 2017, the PLP CEO was paid performance bonuses for the 2016 and 2015 fiscal years respectively.

4.	Includes cost of RSUs and share purchase options issued and / or vesting during the respective periods.

RSUs

During the year ended December 31, 2018, the Group settled vested KMP RSUs by issuing 434,742 shares. In the prior year, the Group made an aggregate cash payment of $1,098 to settle vested KMP RSUs (note 7(f)).

Options

No options were exercised by KMP during the year ended December 31, 2018. In the prior year, KMP exercised 218,800 options with a weighted average exercise price of $0.47 and a weighted average market price on exercise of $2.36 for proceeds to the Group of $103.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 28

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For the year ended December 31, 2018, and 2017, the aggregate value of transactions were as follows:

Transactions	2018	2017
Services rendered by HDSI:	$5,636	$5,219
Technical	2,683	2,329
Engineering	1,199	741
Environmental	706	736
Socioeconomic	462	699
Other technical services	316	153
General and administrative	2,953	2,890
Management, corporate communications, secretarial, financial and administration	2,326	2,225
Shareholder communication	627	665
Reimbursement of third party expenses	891	658
Conferences and travel	502	309
Insurance	70	62
Office supplies and information technology	319	287

Total value of transactions	$6,527	$5,877

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
	2018	2017
Falling due within the year
Trade [1]	$5,935	$10,268
Total	$5,935	$10,268

Non-current liabilities
Trade [1]	$7,194	$6,650
Total	$7,194	$6,650

Notes:

1.	Legal fees

As a result of the joint settlement with the EPA announced in May 2017, the Group owed legal counsel an additional US$16,557 in legal fees. The amount is made up of US$15,821, payable in three annual installments of US$5,274, of which two installments were paid in 2017 and 2018 respectively and US$735, of which US$100 was paid in 2017. The final annual instalment of US$5,274, which was due to be paid in December 2019, has been extended and is now due on or before January 31, 2020 and accordingly has been included in non-current liabilities. The balance of $635, which is included in current liabilities, is payable on completion of a partnering transaction.

Page | 29

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2018 and 2017 was based on the following:

	2018	2017
Loss attributable to common shareholders	$15,957	$64,865
Weighted average number of common shares outstanding (000s)	312,265	300,511

Basic and diluted loss per share includes the issue of the Special Warrants in December 2018 (note 7(b)) but excludes the effect of 24,606,732 (2017 – 19,847,431) employee share purchase options outstanding, 31,366,800 (2017 – 35,311,559) non-employee share purchase options and warrants, 458,129 DSUs and 196,753 (2017 – 506,495) RSUs, as they are anti-dilutive.

11.	EMPLOYMENT COSTS

During the year ended December 31, 2018, the Group recorded $17,168 (2017 – $16,342) in salaries and benefits, including share-based payments of $4,734 (2017 – $5,858) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 8(b)).

12.	INCOME TAX EXPENSE

Year ended December 31
	2018	2017
Current tax (recovery) expense

Current year (recovery) expense	$–	$–
Current income tax (recovery) expense	$–	$–

Deferred income tax (recovery) expense

Current year (recovery) expense	$–	$–
Deferred income tax (recovery) expense	$–	$–

Page | 30

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Year ended December 31
Reconciliation of effective tax rate	2018	2017

Net loss	$(15,957)	$(64,865)
Total income tax (recovery) expense	–	–
Loss excluding income tax	(15,957)	(64,865)
Income tax recovery using the Company’s domestic tax rate	(4,308)	(16,865)
Non-deductible expenses and other	(2,175)	(1,914)
Change in tax rates	–	(2,950)
Deferred income tax assets not recognized	6,483	21,729
	$–	$–

The Company’s domestic tax rate for the year was 27% (2017 – 26%).

	December 31	December 31
Deferred income tax assets (liabilities)	2018	2017
Tax losses	$2,140	$2,617
Net deferred income tax assets	2,140	2,617
Resource property/investment in Pebble Partnership	(2,140)	(2,472)
Equipment	–	(145)
Net deferred income tax liability	$–	$–

The Group had the following temporary differences at December 31, 2018 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	3,827
After five years	151,357	–	–
No expiry date	–	101,253	231
Total	$151,357	$101,253	$4,058

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $7.5 million (2017 – $8.7 million) which has not been recognized because the Group controls the reversal of liabilities and it is expected it will not reverse in the foreseeable future.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Page | 31

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable (note 5) include receivable balances with government agencies and refundable deposits. The following is the Group’s maximum exposure:

	December 31	December 31
Exposure	2018	2017
Amounts receivable	$769	$487
Restricted cash	830	757
Cash and cash equivalents	14,872	67,158
Total exposure	$16,471	$68,402

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group however, has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern (note 1). The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 6(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9) and payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 32

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The exposure of the Group’s US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	December 31	December 31
	2018	2017
Financial assets:
Amounts receivable	$627	$552
Cash and cash equivalents and restricted cash	10,523	60,083
	11,150	60,635
Financial liabilities:
Non-current trade payables	(7,194)	(6,650)
Current trade and other payables	(5,834)	(10,102)
Payables to related parties	(146)	(93)
	(13,174)	(16,845)
Net financial (liabilities) assets exposed to foreign currency risk	$(2,024)	$43,790

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $202 (2017 – $4,379) in the year. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $174 (2017 – $136).

(e)	Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group’s approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Page | 33

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Lease Commitments

The Group has the following commitments as of December 31, 2018:

	Less than 1 Year	Between 1 and 5 years	Later than 5 years	Total
Anchorage office lease [1]	US$ 186	US$ 579	US$ –	US$ 765
Pebble Project site leases [2]	176	–	–	176
Total	US$ 362	US$ 579	US$ –	US$ 941
Total in Canadian dollars [3]	$494	$790	$–	$1,284

Notes:

1.	Lease expires November 30, 2022.

2.	The Group leases two hangars at site and a yard lease for core storage. The core yard lease and one hanger lease expire June 30 and July 1, 2019, respectively and the other hanger lease expires May 1, 2019.

3.	Converted at the Wall Street Journal closing rate of $1.3641 per US$1 on December 31, 2018.

(b)	Right-of-Way Annual Payment Commitment

In November 2018, with the finalization of a Right-of-Way Agreement (the “ROW”) with the Alaska Peninsula Corporation (“APC”), which secures the right to use defined portions of APC lands for the construction and operation of transportation infrastructure to access the Pebble Project site, the Group has a commitment for the annual payment due in 2019.

(c)	Legal Proceedings

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on the claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. On April 3, 2018, the United States District Court for the Central District of California dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the United States District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, captioned Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx), this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed. On March 21, 2019, the plaintiffs filed notice of an appeal of the United States District Court for the Central District of California dismissal order as set out in the Company’s news release dated February 22, 2019. Given the nature of the claims on appeal, it is not currently possible for us to predict the outcome nor practical to determine their possible financial effect until their ultimate resolution. The Company intends to continue defending itself vigorously in this matter.

Page | 34

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

15.	EVENTS AFTER THE REPORTING DATE

(a)	Payout of RSUs

On January 28, 2019, the Group settled the following:

•	125,000 RSUs by issuing 58,886 common shares as 66,114 RSUs were withheld to pay tax obligations; (note 7(f)(i)); and
•	35,876 RSUs by issuing 26,408 common shares as 9,378 RSUs were withheld to pay tax obligations remitted in 2018 when the RSUs vested (note 7(f)(iii)).

(b)	Conversion of Special Warrants

On February 19, 2019, the Special Warrants converted into common shares of the Company on a one-for-one basis for no additional consideration to the Group (note 7(b)).

(c)	Bought Deal Financing

On March 18, 2019, the Group completed a bought deal offering of 17,968,750 common shares at US$0.64 per common share for aggregate gross proceeds of US$11,500, which included the exercise of an over-allotment option of 2,343,750 common shares for additional gross proceeds of US$1,500. The Group paid a cash commission of 6% of the aggregate gross proceeds.

The offering has been made by way of a prospectus supplement (the “Prospectus Supplement”) to the Group’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related US registration statement on Form F-10.

(d)	Private Placement Financing

On March 26, 2019, the Group completed a non-brokered private placement of 3,769,476 common shares at $0.86 (US$0.64) per common share for aggregate gross proceeds of approximately $3,242 (US$2,412). The common shares are subject to a hold period of four months and one day.

Page | 35